UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

On August 31, 2018, Global Telecom Holding S.A.E. (“GTH”) issued a press release relating to VEON’s offer to acquire certain Pakistani and Bangladesh assets of GTH (the “Offer”). The Offer, which was made on July 2, 2018, may be withdrawn by VEON at any time. GTH has stated that feedback from its shareholders suggests that the Offer would not be approved by the required 66 2/3% of relevant GTH shareholders. The GTH press release can be accessed at http://www.gtelecom.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: August 31, 2018
	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel